SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7462 , FAX : 727-7360

02 AUG 15 AM 10: 01

02049252

August 6, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

SUPPL

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Very truly yours,

Name: Hyunseung Kim
Title: Associate

Investment in Semiconductor Lines 12 and 13

1. Details

- The planned investment is designed to set up framework of factory building for lines 12 and 13 and its attached building(s):
  The factory building is composed of FAB, office building and warehouse.
- Investment amount : KRW133.5 billion
- The planned construction of framework is expected to be completed in the first quarter of 2003.

2. Investment Purpose

- The Company needs to raise its capacity to enhance its competitiveness in Memory Business.
- The introduction of line 12 will strengthen Company's competitiveness and production efficiency in 12 inch wafer production process.